$20,000,000	As filed pursuant to Rule 424(b)(3) under the Securities Act of 1933 Registration No. 333-106177
MRV COMMUNICATIONS, INC.

COMMON STOCK

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission using a “shelf” registration process. This means:

•	We may issue shares of our common stock from time to time.

•	We will circulate a prospectus supplement each time we plan to issue our common stock.

•	The prospectus supplement will inform you about the specific terms of that offering, including the number of shares to be offered, and also may add, update or change information contained in this prospectus.

•	You should read this prospectus and any prospectus supplement carefully before you invest.

     Our common stock is listed on the Nasdaq National Market under the symbol “MRVC.” On June 25, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $1.98 per share.

Your purchase of the common stock involves a high degree of risk. See “Risk Factors” beginning at page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the MRV shares offered or sold under this prospectus, nor have these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 25, 2003.

ABOUT MRV
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
RISK FACTORS
ADDITIONAL OR UPDATED RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. You should assume that the information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information contained in any document we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security. These documents are not an offer to sell or a solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

About MRV	2
Special Note On Forward-Looking Statements	4
Risk Factors	5
Additional Or Updated Risk Factors	21
Use Of Proceeds	22
Dividend Policy	22
Price Range Of Common Stock	23
Plan Of Distribution	24
Legal Matters	26
Experts	26
Where You Can Find More Information	26
Information Incorporated By Reference	27

ABOUT MRV

     We design, manufacture, sell, distribute, integrate and support network infrastructure equipment and services, and optical components. We conduct our business along three principal segments: the networking group, the optical components group and development stage enterprises. Our networking group provides equipment used by commercial customers, governments and telecommunications service providers, and include switches, routers, network physical infrastructure equipment and remote device management equipment as well as specialized networking products for defense and aerospace applications. Our optical components group designs, manufactures and sells optical communications components. These components include fiber optic transceivers, discrete lasers and LEDs, as well as components for Fiber-to-the-Home applications.

     We market and sell our products worldwide, through a variety of channels, which include a dedicated direct sales force, manufacturers’ representatives, value-added-resellers, distributors and systems integrators. In addition, we have operations in France, Italy, Switzerland and Sweden that provide network system design, integration and distribution services that include our products, as well as products manufactured by third-party vendors. Such specialization enhances access to customers and allows us to penetrate targeted vertical and regional markets.

     We were organized in July 1988 as MRV Technologies, Inc., a California corporation and reincorporated in Delaware in April 1992, at which time we changed our name to MRV Communications, Inc.

     Our principal executive offices are located at 20415 Nordhoff Street, Chatsworth, California 91311 and our telephone number is (818) 773-0900.

Recent Developments

     On June 4, 2003, we completed the sale of $23 million principal amount of five-year 5% convertible notes, or the Notes, to Deutsche Bank AG, London Branch in a private placement pursu-

ant to Regulation D under the Securities Act of 1933. The Notes were issued pursuant to a Securities Purchase Agreement dated as of June 1, 2003, between Deutsche Bank AG and us. The Notes have an annual interest rate of 5% and are convertible into our common stock at a conversion price of $2.32 per share. We plan to use the net proceeds from the sale of the Notes for general corporate purposes and working capital. Under a Registration Rights Agreement dated as of June 1, 2003, we have agreed to register for resale the shares of our common stock issuable upon conversion of the Notes.

     Pursuant to that Registration Rights Agreement, we have filed with the Securities Exchange Commission, a separate registration statement to register for resale by the holders of the Notes, the 9,913,914 shares of our common stock issuable upon conversion of the Notes.

     On June 15, 2003, the balance of our outstanding 5% convertible subordinated notes that we issued in 1998 matured. Between April 1, 2003 and May 16, 2003, we issued an aggregate of 4.2 million shares of our common stock in exchange for $5.9 million principal amount of these notes, leaving a balance of approximately $26 million principal amount of these notes outstanding at maturity. We repaid them in full in cash as of June 15, 2003.

     The following table sets forth selected information illustrating the effects of our receipt of the estimated net proceeds from our sale of the $23 million principal amount of Notes in June 2003 and our repayment in cash (and retirement by exchange of our common stock) since March 31, 2003 of our out-standing 5% convertible subordinated notes that we issued in 1998 from our balance sheet at March 31, 2003 on an actual basis (“Actual”) and on pro forma basis (“Pro forma”). The table also provides a reconciliation (“Adjustments”) to show the adjustments made to our actual balance sheet to the pro forma balance sheet at March 31, 2003. The table should be read with our consolidated financial statements and notes thereto appearing in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and our Annual Report on Form 10-K for the year ended December 31, 2002, which reports have been incorporated into this prospectus by reference.

	As of March 31, 2003

	Actual	Adjustments		Pro forma

	(in thousands)
Cash (1)	$104,099	$(3,756	)(2)	$100,343
Working capital	82,077	28,848	(3)	110,925
Short-term debt (4)	37,441	(31,893	)(5)	5,548
Long-term debt, less current portion (6)	330	23,000	(7)	23,330
Shareholders equity	143,102	5,898	(8)	149,000

(1)	Consists of cash, cash equivalents, short-term and long-term marketable securities and time deposits.

(2)	The pro forma adjustment represents the satisfaction of the balance of the principal and interest on our outstanding 5% convertible subordinated notes that we issued in 1998 totaling approximately $26.7 million, offset by gross proceeds from our sale of $23 million principal amount of Notes in June 2003.

(3)	The pro forma adjustment represents the effect of the decrease in cash totaling $3.8 million and a decrease in short-term debt and accrued interest totaling $32.6 million as discussed in note (1) above.

(4)	Consists of the current maturities of our long-term debt, short-term obligations and the outstanding balance at March 31, 2003 of our 5% convertible subordinated notes that we issued in 1998.

(5)	The pro forma adjustment represents the satisfaction of our outstanding 5% convertible subordinated notes due on June 15, 2003. Our short-term obligations of $31.9 million at March 31, 2003 were reduced by the issuance of 4.2 million shares of our common stock in exchange for $5.9 million principal amount of our 5% convertible subordinated notes, with the remaining $26 million satisfied through our use of cash on-hand.

(6)	Consists of our long-term debt, net of the current maturities, plus, in the case of the pro forma column, the $23 million principal amount of five-year convertible notes we sold on June 4, 2003.

(7)	The pro forma adjustment represents the incurrence of our obligation from the $23 million principal amount of Notes we sold in June 2003.

(8)	The pro forma adjustment reflects our issuance of 4.2 million shares of common stock in exchange for $5.9 million principal amount of our 5% convertible subordinated notes that we issued in 1998. These transactions generated a loss on the exchange of the 5% convertible subordinated notes totaling $5.6 million, which we will include in our results of operations for the three and six months ended June 30, 2003

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This prospectus and the documents and information incorporated by reference in this prospectus, such as from Item 1. “Business” and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2002, include “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include the information concerning our possible or assumed future operating results, business strategies, financing plans, competitive position, industry environment, the anticipated impact on our business and financial results of recent and future acquisitions, the effects of competition, our ability to produce new products in a cost-effective manner and estimates relating to our industry. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

     Actual results may differ materially from those expressed or implied by forward-looking statements for a number of reasons, including those appearing elsewhere in this prospectus under the heading “Risk Factors.” In addition, we base forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, you should be aware that the forward-looking events described in this prospectus and the documents incorporated by reference in this prospectus may not occur.

RISK FACTORS

     Investment in shares of MRV common stock involves a high degree of risk. Set forth below and elsewhere in this prospectus are risks and uncertainties that could cause MRV’s actual results to differ materially from the results contemplated by the forward-looking statements contained in this prospectus and in public statements and press releases we make from time to time.

We Incurred Net Losses For The Three Months Ended March 31, 2003 and 2002 And For The Years Ended December 31, 2002, 2001 And 2000, Primarily As A Result Of The Impairment And Amortization Of Goodwill And Other Intangibles And Deferred Stock Expense From Recent Acquisitions. We Expect To Continue To Incur Net Losses For The Foreseeable Future.

     We reported net losses of $6.4 million and $326.4 million for the three months ended March 31, 2003 and 2002, respectively, and $479.8 million, $326.4 million and $153.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. A major contributing factor to the net losses was the cumulative effect of an accounting change and the impairment of goodwill and other intangibles in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, the amortization of goodwill and intangibles and deferred stock expense related to our acquisitions during 2000 of Fiber Optic Communications, Jolt, Quantum Optech, AstroTerra and Optronics International and the employment arrangements we made in 2000 with the former President and the former Chief Financial Officer of Luminent. We will continue to record deferred stock expense relating to these acquisitions through 2004. Effective January 1, 2002, we adopted SFAS No. 142, and we no longer amortize goodwill and intangibles with indefinite lives, but instead we measure goodwill and intangibles for impairment at least annually, or when events indicate that impairment exists. We will continue to amortize intangible assets that we determine to have definite lives over their useful lives. As required by SFAS No. 142, we performed the transitional impairment test on goodwill and other intangibles, which consisted of patents and assembled work forces. As a result of the transitional impairment test, we recorded a $296.4 million cumulative effect of an accounting change during 2002. In addition to the transitional impairment test, we reviewed our remaining goodwill and other intangibles as required annually pursuant to SFAS No. 142. As a result of the annual review, we further reduced the carrying amount of goodwill and other intangibles by recording an impairment charge of $72.7 million during 2002. We will continue to perform our annual impairment review as of October 1st of each year. We expect to record impairment charges in the future from time to time as a result of this standard. As a consequence of the current economic environment and potential impairment charges, we do not expect to report net income in the foreseeable future.

Our Business Has Been Adversely Impacted By The Worldwide Economic Slowdown And Related Uncertainties.

     Weaker economic conditions worldwide, particularly in the U.S. and Europe, have contributed to the current technology industry slowdown and impacted our business resulting in:

•	reduced demand for our products, particularly fiber optic components;

•	increased risk of excess and obsolete inventories;

•	increased price competition for our products;

•	excess manufacturing capacity under current market conditions; and

•	higher overhead costs, as a percentage of revenues.

     These unfavorable economic conditions and reduced capital spending in the telecommunications industry detrimentally affected sales to service providers, network equipment companies, e-commerce and Internet businesses, and the manufacturing industry in the United States, during 2001 and 2002 and may affect them for 2003 and thereafter. Announcements by industry participants and observers indicate there is a continuing slowdown in industry spending and participants are seeking to reduce existing inventories and we are experiencing these reductions in our business. As a result of these factors, we recorded, during the year ended December 31, 2001, consolidated charges from our subsidiary, Luminent, which included the write-off of inventory, purchase commitments, asset impairment, workforce reduction, restructuring costs and other unusual items. The aggregate charges recorded during the year ended December 31, 2001 were $49.5 million. We did not record similar charges during the year ended December 31, 2002. These charges were the result of the lower demand for Luminent’s products and pricing pressures stemming from the continuing downturn in the communications equipment industry generally and the optical components sector in particular.

     Additionally, these economic conditions are making it very difficult for us, our customers and our vendors to forecast and plan future business activities. This level of uncertainty severely challenges our ability to operate profitably or to grow our businesses. In particular, it is difficult to develop and implement strategy, sustainable business models and efficient operations, and effectively manage manufacturing and supply chain relationships. We believe that a decrease in business and consumer confidence in the economy and the financial markets will result from current political tensions or the war with Iraq. Concerns over accounting practices of service providers and faltering growth prospects among equipment manufactures could delay the economic recovery in the telecommunications industry beyond 2003. In addition, further disruptions of the air transport system such as those resulting from the terrorist attacks of September 11, 2001 in the United States and abroad may negatively impact our ability to deliver products to customers, to visit potential customers, to provide support and service to our existing customers and to obtain components in a timely fashion. If the economic or market conditions continue to languish or further deteriorate, or if the economic downturn is exacerbated as a result of political, economic or military conditions associated with current domestic and world events, our businesses, financial condition and results of operations could be further impaired.

Some Of Our Customers May Not Have The Resources To Pay For Our Products As A Result Of The Current Economic Environment

     With the current economic slowdown, some of our customers are forecasting that their revenue for the foreseeable future will generally be lower than originally anticipated. Some of these customers are experiencing, or are likely to experience, serious cash flow problems and, as a result, find it increasingly difficult to obtain financing, if at all. If some of these customers are not successful in generating sufficient revenue or securing alternate financing arrangements, they may not be able to pay, or may delay payment for, the amounts that they owe us. Furthermore, they may not order as many products from us as originally forecast, or cancel orders with us entirely. The inability of some of our potential customers to pay us for our products may adversely affect our cash flow, the timing of our revenue recognition and the amount of revenue, which may cause our stock price to decline.

Our Markets Are Subject To Rapid Technological Change, And To Compete Effectively, We Must Continually Introduce New Products That Achieve Market
Acceptance.

     The markets for our products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. We expect that new technologies will emerge as competition and the need for higher and more cost effective transmission capacity, or bandwidth, increases. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. We have in the past experienced delays in product development and these delays may occur in the future. Therefore, to the extent customers defer or cancel orders in the expectation of a new product release or there is any delay in development or introduction of our new products or enhancements of our products, our operating results would suffer. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:

•	changing product specifications and customer requirements;

•	difficulties in hiring and retaining necessary technical personnel;

•	difficulties in reallocating engineering resources and overcoming resource limitations;

•	difficulties with contract manufacturers;

•	changing market or competitive product requirements; and

•	unanticipated engineering complexities.

     The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. In order to compete, we must be able to deliver products to customers that are highly reliable, operate with its existing equipment, lower the customer’s costs of acquisition, installation and maintenance, and provide an overall cost-effective solution. We may not be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, our new products may not gain market acceptance or we may not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Our failure to respond effectively to technological changes would significantly harm our business.

Defects In Our Products Resulting From Their Complexity Or Otherwise Could Hurt Our Financial Performance.

     Complex products, such as those we offer, may contain undetected software or hardware errors when we first introduce them or when we release new versions. The occurrence of these errors in the future, and our inability to correct these errors quickly or at all, could result in the delay or loss of market acceptance of our products. It could also result in material warranty expense, diversion of engineering and other resources from our product development efforts and the loss of credibility with, and legal actions by, our customers, system integrators and end users. For instance, during late 2000, we were informed that certain Luminent transceivers sold to Cisco were experiencing field failures. Through discussions with Cisco through September 2001, Luminent’s management agreed to replace the failed units, which we believe resolves this issue. We expect the ultimate replacement of these failed transceivers will cost approximately $3.6 million, which has been fully reserved. As of March 31, 2003, we had a remaining obligation to replace approximately $2.9 million additional transceivers. Any of these or other eventualities resulting from defects in our products could cause our sales to decline and have a material adverse effect on our business, operating results and financial condition.

We Face Risks In Reselling The Products Of Other Companies.

     We distribute the products of other companies. To the extent we succeed in reselling the products of these companies, or products of other vendors with which we may enter into similar arrangements, we may be required by customers to assume warranty and service obligations. While these suppliers have agreed to support us with respect to those obligations, if they should be unable, for any reason, to provide the required support, we may have to expend our own resources on doing so. This risk is amplified by the fact that the equipment has been designed and manufactured by others, and is thus subject to warranty claims whose magnitude we are currently unable to fully evaluate.

Our Operating Results Could Fluctuate Significantly From Quarter To Quarter.

     Our operating results for a particular quarter are extremely difficult to predict. Our revenue and operating results could fluctuate substantially from quarter to quarter and from year to year. This could result from any one or a combination of factors such as:

•	the cancellation or postponement of orders;

•	the timing and amount of significant orders from our largest customers;

•	our success in developing, introducing and shipping product enhancements and new products;

•	the mix of products we sell;

•	software, hardware or other errors in the products we sell requiring replacements or increased warranty reserves;

•	adverse effects to our financial statements resulting from, or necessitated by, past and future acquisitions or deferred stock expense;

•	our periodic reviews of goodwill and other intangibles that lead to impairment charges;

•	new product introductions by our competitors;

•	pricing actions by our competitors or us;

•	the timing of delivery and availability of components from suppliers;

•	political stability in the areas of the world we operate in;

•	changes in material costs; and

•	general economic conditions.

     Moreover, the volume and timing of orders we receive during a quarter are difficult to forecast. From time to time, our customers encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below these forecasts or if customers do not control inventories effectively, they may cancel or reschedule shipments previously ordered from us. Our expense levels during any particular period are based, in part, on expectations of future sales. If sales in a particular quarter do not meet expectations, our operating results could be materially adversely affected.

     Our success is dependent, in part, on the overall growth rate of the fiber optic components and networking industry. The Internet or the industries that serve it may not continue to grow and even if it does, we may not achieve increased growth. Our business, operating results or financial condition may be adversely affected by any decreases in industry growth rates. In addition, we can give no assurance that our results in any particular period will fall within the ranges for growth forecast by market researchers.

     Because of these and other factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that, in future periods, our results of operations may be below the expectations of public market analysts and investors. This failure to meet expectations could cause the trading price of our common stock to decline. Similarly, the failure by our competitors or customers to meet or exceed the results expected by their analysts or investors could have a ripple effect on us and cause our stock price to decline.

Cost Containment And Expense Reductions Are Critical To Achieving Positive Cash Flow From Operations And Profitability

     We are continuing efforts to reduce our expense structure. We believe strict cost containment and expense reductions are essential to achieving positive cash flow from operations in future quarters and returning to profitability, especially since the outlook for future quarters is subject to numerous challenges. Additional measures to contain costs and reduce expenses may be undertaken if revenues and market conditions do not improve. A number of factors could preclude us from successfully bringing costs and expenses in line with our revenues, such as our inability to accurately forecast business activities and further deterioration of our revenues. If we are not able to reduce our costs effectively and achieve an expense structure commensurate with our business activities and revenues, we may have inadequate levels of cash for operations or for capital requirements, which could significantly harm our ability to operate the business.

The Long Sales Cycles For Our Products May Cause Revenues And Operating Results To Vary From Quarter To Quarter, Which Could Cause Volatility In Our Stock Price.

     The timing of our revenue is difficult to predict because of the length and variability of the sales and implementation cycles for our products. We do not recognize revenue until a product has been shipped to a customer, all significant vendor obligations have been performed and collection is considered probable. Customers often view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing process. This customer evaluation and qualification process frequently results in a lengthy initial sales cycle of, depending on the products, many months or more. In addition, some of our customers require that our products be subjected to lifetime and reliability testing, which also can take months or more. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses to customize our products to the customer’s needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. Even after acceptance of orders, our customers often change the scheduled delivery dates of their orders. Because of the evolving nature of the optical networking and network infrastructure markets, we cannot predict the length of these sales, development or delivery cycles. As a result, these long sales cycles may cause our net sales and operating results to vary significantly and unexpectedly from quarter-to-quarter, which could cause volatility in our stock price.

The Prices Of Our Shares May Continue To Be Highly Volatile.

     Historically, the market price of our shares has been extremely volatile. The market price of our common stock is likely to continue to be highly volatile and could be significantly affected by factors such as:

•	actual or anticipated fluctuations in our operating results;

•	announcements of technological innovations or new product introductions by us or our competitors;

•	changes of estimates of our future operating results by securities analysts;

•	developments with respect to patents, copyrights or proprietary rights; and

•	general market conditions and other factors.

In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices for shares of the common stocks of technology companies in particular, and that have been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our common stock in the future. Similarly, the failure by our competitors or customers to meet or exceed the results expected by their analysts or investors could have a ripple effect on us and cause our stock price to decline. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options.

Our Notes Provide For Various Events Of Default That Would Entitle The Holders To Require Us To Immediately Repay The Outstanding Principal Amount, Plus Accrued And Unpaid Interest, In Cash.

     On June 4, 2003, we completed the sale of $23 million principal amount of Notes to Deutsche Bank AG, London Branch in a private placement pursuant to Regulation D under the Securities Act of 1933. We will be considered in default of the Notes if any of the following events, among others, occurs:

•	our default in payment of any principal amount of, interest on or other amount due under the Notes when and as due;

•	the effectiveness of the registration statement, of which this prospectus is a part, lapses for any reason or is unavailable to the holder of the Notes for resale of all of the shares issuable upon conversion, other than during allowable grace periods, for a period of five consecutive trading days or for more than an aggregate of 10 trading days in any 365-day period;

•	the suspension from trading or failure of our common stock to be listed on the Nasdaq Stock Market for a period of five (5) consecutive trading days or for more than an aggregate of ten (10) trading days in any 365-day period;

•	we or our transfer agent notify any holder of our intention not to issue shares of our common stock to the holder upon receipt of any conversion notice delivered in respect of a Note by the holder;

•	we fail to deliver shares of our common stock to the holder within 12 business days of the conversion date specified in any conversion notice delivered in respect of a Note by the holder;

•	we breach any material representation, warranty, covenant or other term or condition of the Securities Purchase Agreement, the Registration Rights Agreement, or the Notes and the breach, if curable, is not cured by us within 10 days;

•	failure by us for 10 days after notice to comply with any other provision of the Notes in all material respects, which include abiding by our convenants not to

o	incur any form of unsecured indebtedness in excess of $17 million, plus obligations arising from the sale of receivables with recourse throughour foreign offices, in the ordinary course of business and consistent with past practices;

o	repurchase our commmon stock for an aggregate amount in excess of $5,000,000; pursuant to a stock purchase program that was approved by our Board of Directors and publicly announced on June 13, 2002; or

o	declare or pay any dividend on any of our capital stock, other than dividends of common stock with respect to our common stock;

•	we breach provisions of the Notes prohibiting us from either issuing

o	our common stock or securities that are convertible into or exchangeable or exercisable for shares of our common at a per share price less than the conversion price per share of the Notes then in effect, except in certain limited cases; or

o	securities that are convertible into or exchangeable or exercisable for shares of our common stock at a price that varies or may vary with the market price of our common stock;

•	we breach any of our obligations under any other debt or credit agreements involving an amount exceeding $3,000,000; or

•	we become bankrupt or insolvent.

     If an event of default occurs, any holder of the Notes can elect to require us to pay the outstanding principal amount, together with all accrued and unpaid interest.

     Some of the events of default include matters over which we may have some, little or no control. If a default occurs and we do not pay the amounts payable under the Notes in cash (including any interest on such amounts and any applicable default interest under the Notes), the holders of the Notes may protect and enforce their rights or remedies either by suit in equity or by action at law, or both, whether for the specific performance of any covenant, agreement or other provision contained in the Notes. Any default under the Notes could have a material adverse effect on our business, operating results and financial condition or on the market price of our common stock.

In The Event Of A Change Of Control, Holders Of The Notes Have The Option To Require Immediately Repayment Of The Notes At A Preimum And This Right Could Prevent A Takeover Otherwise Favored By Stockholders.

     In the event of our “Change of Control,” which essentially means someone acquiring or merging with us, each holder of Notes has the right to require us to redeem the Notes in whole or in part at a redemption price of 105% of the principal amount of the Notes, plus accrued and unpaid interest or if the amount is greater, an amount equal to the number of shares issuable upon conversion of the Notes based on the conversion price at the date the holder gives us notice of redemption, multiplied by the average of the weighted average prices of our common stock during the five days immediately proceeding that date. If a Change of Control were to occur, we might not have the financial resources or be able to arrange financing on acceptable terms to pay the redemption price for all the Notes as to which the purchase right is exercised. Further, the existence of this right in favor of the holders may discourage or prevent someone from acquiring or merging with us.

Sales Of Substantial Amounts Of Our Shares By Selling Stockholders Under A Separate Registration Statement Could Cause The Market Price Of Our Shares To Decline.

     Under a separate registration statement, selling stockholders are offering for resale 9,913,914 shares of our common stock. This represents approximately 9.5% of the outstanding shares of our common stock on June 3, 2003 (or 8.7% of the outstanding shares of our common stock on that date if pro forma effect were given to the full conversion of the Notes). Sales of substantial amounts of these shares at any one time or from time to time, or even the availability of these shares for sale, could adversely effect the market price of our shares.

Our Stock Price Might Suffer As A Consequence Of Our Investments In Affiliates.

     In the past we created several start-up companies and formed independent business units in the optical technology and Internet infrastructure areas. While certain of these activities have ceased, we account for these investments in affiliates according to the equity or cost methods as required by accounting principles generally accepted in the United States. The market value of these investments may vary materially from the amounts shown as a result of business events specific to these entities or their competitors or market conditions. Actual or perceived changes in the market value of these investments could have a material impact on our share price and in addition could contribute significantly to volatility of our share price.

Our Business Is Intensely Competitive And The Evident Trend Of Consolidations In Our Industry Could Make It More So.

     The markets for fiber optic components and networking products are intensely competitive and subject to frequent product introductions with improved price/performance characteristics, rapid technological change and the continual emergence of new industry standards. We compete and will compete with numerous types of companies including companies that have been established for many years and have considerably greater financial, marketing, technical, human and other resources, as well as greater name recognition and a larger installed customer base, than we do. This may give these competitors certain advantages, including the ability to negotiate lower prices on raw materials and components than those available to us. In addition, many of our large competitors offer customers broader product lines, which provide more comprehensive solutions than our current offerings. We expect that other companies will also enter markets in which we compete. Increased competition could result in significant price competition, reduced profit margins or loss of market share. We can give no assurance that we will be able to compete successfully with existing or future competitors or that the competitive pressures we face will not materially and adversely affect our business, operating results and financial condition. In particular, we expect that prices on many of our products will continue to decrease in the future and that the pace and magnitude of these price decreases may have an adverse impact on our results of operations or financial condition.

     There has been a trend toward industry consolidation for several years. We expect this trend toward industry consolidation to continue as companies attempt to strengthen or hold their market positions in an evolving industry. We believe that industry consolidation may provide stronger competitors that are better able to compete. This could have a material adverse effect on our business, operating results and financial condition.

We May Have Difficulty Managing Our Businesses.

     We must continually implement new and enhance existing financial and management information systems and controls and must add and train personnel to operate these systems effectively. Our delay or failure to implement new and enhance existing systems and controls as needed could have a material adverse effect on our results of operations and financial condition in the future. Should we continue to pursue a growth strategy, such a strategy can be expected to place even greater pressure on our existing personnel and compound the need for increased personnel, expanded information systems, and additional financial and administrative control procedures. We can give no assurance that we will be able to successfully manage operations if they continue to expand.

Adjustments To The Size Of Our Operations May Require Us To Incur Unanticipated Costs.

     Prior to 2001, we experienced growth and expansion that placed, and may in the future place, a significant strain on our resources. Subsequent to the quarter ended March 31, 2001, we have incurred unanticipated costs to downsize our operations to a level consistent with downward forecasts in sales. Even if we manage the current period of instability effectively, as well as possible expansion in the future, we may make mistakes in restructuring or operating our business such as inaccurate sales forecasting or incorrect material planning. Any of these mistakes may lead to unanticipated fluctuations in our operating results. We may not be able to size our operations in accordance with growth or decline of our business in the future.

Economic Conditions May Require Us To Reduce The Size Of Our Business Further.

     In 2002, we undertook significant reductions in force, some of which were accompanied by dispositions of assets, as part of our effort to reduce the size of our operations to better match the reduced sales of our products and services. Weakness in the global economy generally and the fiber optics and telecommunications equipment markets in particular continue to affect our business substantially. We may be required to undertake further reductions in force. Any such steps would likely result in significant charges from write-downs or write-offs of assets, costs of lease terminations, and expenses resulting from the termination of personnel.

We Face Risks From Our International Operations.

     International sales have become an increasingly important part of our operations. The following table sets forth the percentage of our total revenues from sales to customers in foreign countries for the three months ended March 31, 2003 and 2002 and for each of the years in the three-years ended December 31, 2002:

	Three Months Ended		For The Years Ended

	Mar. 31,	Mar. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2002	2002	2001	2000

Percentage of total revenue from foreign sales	75%	71%	74%	67%	63%

     We have offices in, and conduct a significant portion of our operations in and from Israel. Similarly, some of our development stage enterprises are located in Israel. We are, therefore, directly influenced by the political and economic conditions affecting Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a substantial downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. Luminent has a minority interest in a large manufacturing facility in the People’s Republic of China in which it manufactures passive fiber optic components and both Luminent and we make sales of our products in the People’s Republic of China. Our total sales in the People’s Republic of China amounted to approximately $18.2 million, $10.4 million and $2.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. The political tension between Taiwan and the

People’s Republic of China that continues to exist, could eventually lead to hostilities. Risks we face due to international sales and the use of overseas manufacturing include:

•	greater difficulty in accounts receivable collection and longer collection periods;

•	the impact of recessions in economies outside the United States;

•	unexpected changes in regulatory requirements;

•	seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe or in the winter months in Asia when the Chinese New Year is celebrated;

•	certification requirements;

•	potentially adverse tax consequences;

•	unanticipated cost increases;

•	unavailability or late delivery of equipment;

•	trade restrictions;

•	limited protection of intellectual property rights;

•	unforeseen environmental or engineering problems; and

•	personnel recruitment delays.

     The majority of our sales are currently denominated in U.S. dollars and to date our business has not been significantly affected by currency fluctuations or inflation. However, as we conduct business in several different countries, fluctuations in currency exchange rates could cause our products to become relatively more expensive in particular countries, leading to a reduction in sales in that country. In addition, inflation or fluctuations in currency exchange rates in these countries could increase our expenses.

     To date, we have not hedged against currency exchange risks. In the future, we may engage in foreign currency denominated sales or pay material amounts of expenses in foreign currencies and, in that event, may experience gains and losses due to currency fluctuations. Our operating results could be adversely affected by currency fluctuations or as a result of inflation in particular countries where material expenses are incurred.

     There has been a recent outbreak of severe acute respiratory syndrome, or SARS, in southern China and elsewhere in Southeast Asia. This outbreak is being investigated by the World Health Organization, among other health agencies. We are continuing to monitor the possible implications of the SARS outbreak but at this time it is difficult to quantify the potential impact on our business. For example, the SARS outbreak could result in quarantines or closures to our factories in Taiwan if our employees are infected with SARS and ongoing concerns regarding SARS, particularly its effect on travel, could negatively impact our China-based customers and our business and operating results.

We Depend On Third-Party Contract Manufacturers And Therefore Could Face Delays Harming Our Sales.

     We outsource the board-level assembly, test and quality control of material, components, subassemblies and systems relating to our networking products to third-party contract manufacturers. Though there are a large number of contract manufacturers that we can use for outsourcing, we have elected to use a limited number of vendors for a significant portion of our board assembly requirements in order to foster consistency in quality of the products and to achieve economies of scale. These independent third-party manufacturers also provide the same services to other companies. Risks associated with the use of independent manufacturers include unavailability of or delays in obtaining adequate supplies of products and reduced control of manufacturing quality and production costs. If our contract manufacturers failed to deliver needed components timely, we could face difficulty in obtaining adequate supplies of products from other sources in the near term. Our third party manufacturers may not provide us with adequate supplies of quality products on a timely basis, or at all. While we could outsource with other vendors, a change in vendors may require significant lead-time and may result in shipment delays and expenses. Our inability to obtain these products on a timely basis, the loss of a vendor or a change in the terms and conditions of the outsourcing would have a material adverse effect on our business, operating results and financial condition.

We May Lose Sales If Suppliers Of Other Critical Components Fail To Meet Our Needs.

     Our companies currently purchase several key components used in the manufacture of our products from single or limited sources. We depend on these sources to meet our needs. Moreover, we depend on the quality of the products supplied to us over which we have limited control. We have encountered shortages and delays in obtaining components in the past and expect to encounter shortages and delays in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed. We have no long-term or short-term contracts for any of our components. As a result, a supplier can discontinue supplying components to us without penalty. If a supplier discontinued supplying a component, our business may be harmed by the resulting product manufacturing and delivery delays.

Our Inability To Achieve Adequate Production Yields For Certain Components We Manufacture Internally Could Result In A Loss Of Sales And Customers.

     We rely heavily on our own production capability for critical semiconductor lasers and light emitting diodes, or LEDs, used in our products. Because we manufacture these and other key components at our own facilities and these components are not readily available from other sources, any interruption of our manufacturing processes could have a material adverse effect on our operations. Furthermore, we have a limited number of employees dedicated to the operation and maintenance of our wafer fabrication equipment, the loss of any of whom could result in our inability to effectively operate and service this equipment. Wafer fabrication is sensitive to many factors, including variations and impurities in the raw materials, the fabrication process, performance of the manufacturing equipment, defects in the masks used to print circuits on the wafer and the level of contaminants in the manufacturing environment. We may not be able to maintain acceptable production yields or avoid product shipment delays. In the event adequate production yields are not achieved, resulting in product shipment delays, our business, operating results and financial condition could be materially adversely affected.

We May Be Harmed By Our Failure To Pursue Acquisitions And If We Do Pursue Acquisitions Harm Could Result.

     An important element of our strategy has been to review acquisition prospects that would complement our existing operations and products, augment our market coverage and distribution ability or enhance our technological capabilities. Since the end of 2000, we have not made any acquisitions of businesses or product lines and we have no plans to do so in the foreseeable future. The networking business is highly competitive and our failure to pursue future acquisitions could hamper our ability to enhance existing products and introduce new products on a timely basis. If we do choose to pursue acquisitions, they could have a material adverse effect on our business, financial condition and results of operations because of the following:

•	possible charges to operations for purchased technology and restructuring similar to those we incurred in connection with our acquisition of Xyplex in 1998;

•	potentially dilutive issuances of equity securities;

•	incurrence of debt and contingent liabilities;

•	incurrence of amortization expenses and impairment charges related to goodwill and other intangible assets and deferred stock expense similar to those arising with the acquisitions of Fiber Optic Communications, Optronics, Quantum Optech, Jolt and AstroTerra in 2000;

•	difficulties assimilating the acquired operations, technologies and products;

•	diversion of management’s attention to other business concerns;

•	risks of entering markets in which we have no or limited prior experience;

•	potential loss of key employees of acquired organizations; and

•	difficulties in honoring commitments made to customers by management of the acquired entity prior to the acquisition.

     We can give no assurance as to whether we can successfully integrate the companies, products, technologies or personnel of any business that we might acquire in the future.

If We Fail To Adequately Protect Our Intellectual Property, We May Not Be Able To Compete.

     We rely on a combination of trade secret laws and restrictions on disclosure copyrights and trademarks to protect our intellectual property rights. Other parties may independently develop similar or competing technology. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Any of this kind of litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any of this kind of litigation could seriously harm our business.

We Are Currently, And Could In The Future Become, Subject To Litigation Regarding Intellectual Property Rights, Which Could Be Costly And Subject Us To Significant Liability.

     From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. We expect we will increasingly be subject to license offers and infringement claims as the number of products and competitors in our market grows and the functioning of products overlaps. In this regard:

•	In March 1999, we received a written notice from Lemelson Foundation Partnership in which Lemelson claimed to have patent rights in our vision and automatic identification operations, which are widely used in the manufacture of electronic assemblies.

•	In April 1999, we received a written notice from Rockwell Automation Technologies Corporation in which Rockwell claimed to have patent rights in certain technology related to our metal organic chemical vapor deposition, or MOCVD, processes and this claim initially resulted in litigation, which has since been dismissed pending the results of litigation not directly involving us.

•	In October 1999, we received written notice from Lucent Technologies, Inc. in which Lucent claimed we have violated certain of Lucent’s patents falling into the general category of communications technology, with a focus on networking functionality.

•	In October 1999, we received a written notice from Ortel Corporation, which has since been acquired by Lucent, in which Ortel claimed to have patent rights in certain technology related to our photodiode module products. In January 2001, we were advised that Lucent had assigned certain of its rights and claims to Agere Systems, Inc., including the claim made on the Ortel patent. To date, we have not been contacted by Agere regarding this patent claim. In July 2000, we received written notice from Nortel Networks, which claimed we violated Nortel’s patent relating to technology associated with local area networks.

•	In May 2001, we received written notice from IBM, which claims that several of our optical components and Internet infrastructure products make use of inventions covered by certain patents claimed by IBM. We are evaluating the patents noted in the letters.

     Aggregate revenues potentially subject to the foregoing claims amounted to approximately 20%, 28% and 30% of our revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Others’ patents, including Lemelson’s, Rockwell’s, Lucent’s, Agere’s, Nortel’s and IBM’s, may be determined to be valid, or some of our products may ultimately be determined to infringe the Lemelson, Rockwell, Lucent, Agere, Nortel or IBM patents, or those of other companies.

     As is the case with Rockwell, Lemelson, Lucent, Agere, Nortel or IBM, other companies may pursue litigation with respect to these or other claims. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, to pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties, including Lemelson, Rockwell, Lucent, Ortel, Nortel or IBM, either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

In The Future, We May Initiate Claims Or Litigation Against Third Parties For Infringement Of Our Proprietary Rights To Protect These Rights Or To Determine The Scope And Validity Of Our Proprietary Rights Or The Proprietary Rights Of Competitors. These Claims Could Result In Costly Litigation And The Diversion Of Our Technical And Management Personnel.

     Necessary licenses of third-party technology may not be available to us or may be very expensive, which could adversely affect our ability to manufacture and sell our products. From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.

We Are Dependent On Certain Members Of Our Senior Management.

     We are substantially dependent upon Dr. Shlomo Margalit, our Chairman of the Board of Directors and Chief Technical Officer, and Mr. Noam Lotan, our President and Chief Executive Officer. The loss of the services of either of these officers could have a material adverse effect on us. We have entered into employment agreements with Dr. Margalit and Mr. Lotan and are the beneficiary of key man life insurance policies in the amounts of $1.0 million each on their lives. However, we can give no assurance that the proceeds from these policies will be sufficient to compensate us in the event of the death of either of these individuals, and the policies are not applicable in the event that either of them becomes disabled or is otherwise unable to render services to us.

Our Business Requires Us To Attract And Retain Qualified Personnel.

     Our ability to develop, manufacture and market our products, run our operations and our ability to compete with our current and future competitors depends, and will depend, in large part, on our ability to attract and retain qualified personnel. Competition for executives and qualified personnel in the networking and fiber optics industries is intense, and we will be required to compete for those personnel with companies having substantially greater financial and other resources than we do. To attract executives, we have had to enter into compensation arrangements, which have resulted in substantial deferred stock expense and adversely affected our results of operations. We may enter into similar arrangements in the future to attract qualified executives. If we should be unable to attract and retain qualified personnel, our business could be materially adversely affected.

Environmental Regulations Applicable To Our Manufacturing Operations Could Limit Our Ability To Expand Or Subject Us To Substantial Costs.

     We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing processes. Further, we are subject to other safety, labeling and training regulations as required by local, state and federal law. Any failure by us to comply with present and future regulations could subject us to future liabilities or the suspension of production. In addition, these kinds of regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. We cannot assure you that these legal requirements will not impose on us the need for additional capital expenditures or other requirements. If we fail to obtain required permits or otherwise fail to operate within these or future legal requirements, we may be required to pay substantial penalties, suspend our operations or make costly changes to our manufacturing processes or facilities.

Our Headquarters Are Located In Southern California, And Certain Of Our Manufacturing Facilities Are Located In Southern California And Taiwan, Where Disasters May Occur That Could Disrupt Our Operations And Harm Our Business

     Our corporate headquarters are located in the San Fernando Valley of Southern California and some of our manufacturing facilities are located in Southern California and Taiwan. Historically, these regions has been vulnerable to natural disasters and other risks, such as earthquakes, fires and floods, which at times have disrupted the local economies and posed physical risks to our property.

     In addition, terrorist acts or acts of war targeted at the United States, and specifically Southern California, could cause damage or disruption to us, our employees, facilities, partners, suppliers, distributors and resellers, and customers, which could have a material adverse effect on our operations and financial results.

If We Fail To Accurately Forecast Component And Material Requirements For Our Manufacturing Facilities, We Could Incur Additional Costs Or Experience Manufacturing Delays.

     We use rolling forecasts based on anticipated product orders to determine our component requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the components. For substantial increases in production levels, some suppliers may need nine months or more lead-time. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our net sales.

     Softness in demand and pricing in the communications market have necessitated a review of our inventory, facilities and headcount. As a result, we recorded in the year ended December 31, 2001 one-time charges to write down inventory to realizable value and inventory purchase commitments of approximately $35.4 million. We did not recognize similar charges for the year ended December 31, 2002.

Legislative Actions, Higher Insurance Costs and Potential New Accounting Pronouncements are Likely to Impact Our Future Financial Position and Results of Operations.

     There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may be potential new accounting pronouncements or regulatory rulings, which will have an impact on our future financial position and results of operations. The Sarbanes-Oxley Act of 2002 and other rule changes and proposed legislative initiatives are likely to increase general and administrative costs. In addition, insurers are likely to increase rates as a result of high claims rates over the past year and our rates for our various insurance policies are likely to increase. Further, proposed initiatives could result in changes in accounting rules, including legislative and other proposals to account for employee stock options as an expense. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

We Are At Risk Of Securities Class Action Or Other Litigation That Could Result In Substantial Costs And Divert Management’s Attention And Resources.

     In the past, securities class action litigation has been brought against a company following periods of volatility in the market price of its securities. Due to the volatility and potential volatility of our stock price or the volatility of Luminent’s stock price following its initial public offering, we may be the target of securities litigation in the future. Additionally, while Luminent and we informed investors that we were under no obligation to, and might not, make the distribution to our stockholders of our Luminent common stock and that we could and might eliminate public ownership of Luminent through a short-form merger with us, our decisions in 2001 to abandon our distribution of Luminent’s common stock to our stockholders or to eliminate public ownership of Luminent’s common stock through the merger of Luminent into one of our wholly-owned subsidiaries may result in securities or other litigation. Securities or other litigation could result in substantial costs and divert management’s attention and resources.

If The Price Of Our Common Stock Again Trades Below $1.00 Per Share For A Prolonged Period, Our Common Stock May Be Delisted From Nasdaq

     Nasdaq has established certain standards for the continued listing of a security on its National Market and its SmallCap Market. The standards for continued listing on either market require, among other things, that the minimum bid price for the listed common stock be at least $1.00 per share. A deficiency in the bid price maintenance standard will be deemed to exist if the issuer fails the minimum bid-price requirement for 30 consecutive trading days, within a 90-day cure period, with respect to the Nasdaq National Market, and a 180-day cure period with respect to the Nasdaq SmallCap Market (which may be extended by an additional 180 days if the issuer meets certain specified criteria at the end of the initial 180-day period).

     From September 19, 2002 to October 25, 2002, a period of 27 consecutive trading days, our common stock traded at less than $1.00 per share and thus we just avoided receiving notice from the Nasdaq Stock Market, Inc. of a failure to comply with the $1.00 minimum bid price per share requirement. While the price per share of our common stock has recently exceeded the $1.00 per share minimum bid requirement, because of current economic or market conditions or other factors the price of our common stock may again fall below $1.00 per share. If that deficiency were sustained for a prolonged period, it could result in our common stock being delisted from the Nasdaq Stock Market. In that event, public trading, if any, in our common stock would be limited to the over-the-counter markets in the so-called “pink sheets” or the NASD’s OTC Electronic Bulletin Board. Consequently, the liquidity of our common stock could be impaired and the ability of holders to sell our stock could be adversely affected as would our ability to raise additional capital.

It Is An Event Of Default Under Our Notes If Our Common Stock Were Delisted From The Nasdaq Stock Market. Further, If The Nasdaq Stock Market Delisted Our Common Stock We Could Become Subject To The SEC’s Penny Stock Rules. In That Event, Because Of The Burden Placed On Broker-Dealers To Comply With The Rules Applicable To Penny Stocks, Investors May Have Difficulty Selling Our Common Stock In The Open Market.

     We would be in default under our Notes, if our common stock is delisted from the Nasdaq Stock Market. In that case, each holder of Notes has the right to require us to repay the outstanding principal amount of the Notes, plus accrued and unpaid interest.

     Moreover, if the Nasdaq Stock Market delisted our common stock, our common stock could become subject to Rule 15g-9 under the Securities Exchange Act of 1934. This rule imposes additional sales practice requirements on broker-dealers who sell so-called “penny” stocks to persons other than established customers and “accredited investors.” Subject to some exceptions, the SEC’s regulations define a “penny stock” to be any non-Nasdaq or non-exchange listed equity security that has a market price of less than $5.00 per share. Generally, accredited investors are individuals with a net worth more than $1,000,000 or annual incomes exceeding $200,000 (or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must, among other requirements, make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction before sale. Consequently, the rule may adversely affect the interest or ability of broker-dealers in selling our shares in the secondary market and this in turn could adversely affect both the market liquidity for our common stock and the ability of holders to sell our stock.

Delaware Law And Our Ability To Issue Preferred Stock May Have Anti-Takeover Effects That Could Prevent A Change In Control, Which May Cause Our Stock Price To Decline.

     We are authorized to issue up to 1,000,000 shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by stockholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. No preferred stock is currently outstanding. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the present management. We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in the manner prescribed under Section 203. These provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

ADDITIONAL OR UPDATED RISK FACTORS

     Prior to making an investment decision with respect to the common stock offered hereby, prospective investors should also carefully consider any specific factors set forth under a caption “risk factors” in the applicable prospectus supplement, together with all of the other information appearing in this prospectus or the prospectus supplement or incorporated by reference into this prospectus.

USE OF PROCEEDS

     Unless otherwise indicated in an accompanying prospectus supplement, the net proceeds to be received by us from our issuance and sale of the common stock will be used for general corporate purposes, including capital expenditures and to meet working capital needs. Pending these uses, we will invest the net proceeds in interest-bearing securities.

DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock since our inception. We currently intend to retain all of our earnings, if any, for use in the operation and expansion of our businesses and do not intend to pay any cash dividends to stockholders in the foreseeable future. Further, provisions of our Notes prohibit payment of cash dividends while the Notes are outstanding.

PRICE RANGE OF COMMON STOCK

     Our common stock is traded in the over-the-counter market and has been included in the Nasdaq National Market since February 28, 1994 under the symbol “MRVC.” The following table sets forth the high and low closing sale prices of our common stock for the periods indicated as reported by the Nasdaq National Market.

	High	Low

Fiscal Year Ended December 31, 2003
First Quarter	$1.48	$1.05
Second Quarter (through June 25, 2003)	2.62	1.09
Fiscal Year Ended December 31, 2002
First Quarter	$5.08	$2.51
Second Quarter	2.89	1.03
Third Quarter	1.75	0.81
Fourth Quarter	1.78	0.65
Fiscal Year Ended December 31, 2001
First Quarter	$21.38	$6.22
Second Quarter	12.90	5.38
Third Quarter	8.79	2.43
Fourth Quarter	5.75	2.76

     As of June 3, 2003, there were 104,323,649 shares of our common stock outstanding and on June 6, 2003 we had 3,350 stockholders of record, as indicated on the records of our transfer agent.

     On June 25, 2003, the last reported sales price of our common stock was $1.98 per share as reported by the Nasdaq National Market.

PLAN OF DISTRIBUTION

     We may sell the shares being offered by us in this prospectus to or through underwriters, dealers, and agents or directly to one or more purchasers. Our agents and we reserve the right to accept and to reject in whole or in part any proposed purchase of shares. A prospectus supplement, which we will provide to you each time we offer securities, will provide the names of any underwriters, dealers, or agents, if any, involved in the sale of the shares, and any applicable fee, commission, or discount arrangements with them.

     We and our agents and underwriters may sell the shares being offered by us in this prospectus from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

     We may determine the price or other terms of the shares offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters’ obligations in the applicable prospectus supplement.

     We may solicit directly offers to purchase shares. We may also designate agents from time to time to solicit offers to purchase shares. Any agent that we designate, who may be deemed to be an underwriter as that term is defined in the Securities Act, may then resell such shares to the public at varying prices to be determined by such agent at the time of resale. We may engage in at the market offerings of our common stock. An at the market offering is an offering of our common stock at other than a fixed price to or through a market maker. Under Rule 415(a)(4) of the Securities Act, the total value of at the market offerings made under this prospectus may not exceed 10% of the aggregate market value of our common stock held by non-affiliates. Any underwriter that we engage for an at the market offering would be named in a post-effective amendment to the registration statement containing this prospectus. Additional details of our arrangement with the underwriter, including commissions or fees paid by us and whether the underwriter is acting as principal or agent, would be described in the related prospectus supplement. If we use underwriters to sell shares, we will enter into an underwriting agreement with the underwriters at the time of the sale to them. The names of the underwriters will be set forth in the prospectus supplement which will be used by them together with this prospectus to make resales of the shares to the public. In connection with the sale of the shares offered, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions. Underwriters may also receive commissions from purchasers of the shares.

     Underwriters may also use dealers to sell shares. If this happens, the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

     Any underwriting compensation paid by us to underwriters in connection with the offering of the shares offered in this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

     Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that they may be required to make in respect of such liabilities. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business. If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, or other persons to solicit offers by certain institutions to purchase the shares offered by us under this prospectus pursuant to contracts providing for payment and delivery on a future date or dates. The obligations of any purchaser under these contracts will be subject only to those conditions described in the applicable prospectus supplement, and the prospectus supplement will set forth the price to be paid for shares pursuant to those contracts and the commissions payable for solicitation of the contracts.

     Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Exchange Act. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the shares originally sold by such dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the shares sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

     Each issuance of shares offered under this prospectus will be a new issue of our common stock, which is listed on the Nasdaq National Market. Any shares of our common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq National Market or on the exchange on which the stock offered is then listed, subject (if applicable) to official notice of issuance. Any underwriters to whom we sell shares for public offering and sale may make a market in the shares that they purchase, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

     The anticipated date of delivery of the shares offered hereby will be set forth in the applicable prospectus supplement relating to each offering.

     In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. Sales of shares must also be made by us in compliance with all other applicable state securities laws and regulations.

     We will pay all expenses of the registration of the shares.

     The provisions of our 5% convertible notes due June 4, 2008 prohibit our issuance of our common stock or securities that are convertible into or exchangeable or exercisable for shares of our common at a per share price less than the conversion price per share of these notes then in effect, except in certain limited cases, while the Notes are outstanding. On June 25, 2003, the conversion price of these notes was $2.32 per share. Accordingly, we do not intend to offer or issue any shares of our common stock pursuant to this prospectus at a price per share less than $2.32 per share (as adjusted for stock splits, stock dividends or similar events).

LEGAL MATTERS

     The validity of the issuance of the shares offered in this prospectus will be passed upon for us by Kirkpatrick & Lockhart LLP, Los Angeles, California.

EXPERTS

     The financial statements of MRV Communications, Inc. appearing in MRV Communications, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of MRV Communications, Inc. for the years ended December 31, 2001 and December 31, 2000, incorporated in this prospectus by reference to the Annual Report on Form 10-K of MRV Communications, Inc. for the year ended December 31, 2002 have been so incorporated in reliance on the report of Arthur Andersen LLP, independent accountants. On June 18, 2002, we filed with the SEC a Current Report on Form 8-K indicating that we had terminated Arthur Andersen LLP as our independent auditor and engaged Ernst & Young LLP as our independent auditor. After reasonable efforts, we are unable to obtain Arthur Andersen LLP’s consent to the incorporation by reference of their audit reports for the financial statements and schedules from our fiscal years ended December 31, 2001 and December 31, 2000. Accordingly, Arthur Andersen LLP has not consented to the inclusion of their reports in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP incorporated by reference in this prospectus or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.

INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below.

•	Our Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 28, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 15, 2003;

•	Our Current Reports on Form 8-K filed since December 31, 2002 as follows: on April 30, 2003, on June 3, 2003 and on June 5, 2003; and

•	The description of our Common Stock contained in our Registration Statement on Form 8-A filed with the SEC on June 8, 1992, as amended by its Form 8-A/A filed with the SEC on February 24, 1994, including any amendment or report filed for the purpose of updating such description.

     All reports and other documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such reports and documents. This prospectus also incorporates by reference any documents that we file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request a copy of these filings, at no cost, by writing our Investor Relations Department us at the following address: MRV Communications, Inc., 20415 Nordhoff Street, Chatsworth, California 91311, or by fax at (818) 773-0906 or by telephone at (818) 773-0900. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. MRV has not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state that does not permit the offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date of those documents.